Exhibit 12.1

Statement re Computation of Ratios

IFRS (in millions of euros)	Six months ended		Year ended
	June 30, 2011	June 30, 2010	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Fixed Charges (1)	68.7	51.7	107.9	107.7	93.0	121.7	31.8

Pre-tax income from continuing before income (loss) from equity investees	-53.4	19.8	-29.8	-277.0	445.3	374.8	231.8
Excluding variance on derivative							23.0
Fixed Charges	68.7	51.7	107.9	107.7	93.0	121.7	31.8

Earnings	15.3	71.5	78.1	-169.3	538.3	496.5	286.6

Ratio of Earnings to Fixed Charges	0.2	1.4	0.7	-1.6	5.8	4.1	9.0

Note:

(1)	“Fixed Charges” corresponds to the line item “Expenses related to financial debt” in our consolidated statement of operations.